EXHIBIT 23.9

CONSENT OF INDEPENDENT PETROLEUM ENGINEERS

Ryder Scott Company—Canada hereby consents to the use of its name and the information from its report regarding its estimates of reserves and future net revenues from the production and sale of those reserves of Northrock Resources, Ltd. as of December 31, 2006 and 2005, in Plains Exploration & Production Company’s Registration Statement on Form S-4, and to the incorporation by reference therein of its report regarding estimates of reserves and future net revenues from the production and sale of those reserves filed as an exhibit to Pogo Producing Company’s Annual Report on Form 10-K for the year ended December 31, 2006.

Yours very truly,

/s/ Ryder Scott Company—Canada
RYDER SCOTT COMPANY—CANADA

September 27, 2007

Calgary, Alberta